UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35296

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farmers National Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

YEARS ENDED DECEMBER 31, 2018 AND 2017

INDEPENDENT AUDITOR’S REPORT

TO THE PLAN ADMINISTRATOR

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

Report on the Financial Statements

We have audited the accompanying financial statements of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan), which comprise the statements of net assets available for benefits as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Farmers National Bank 401(k) Retirement Savings Plan as of December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2018 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ SKODA MINOTTI & CO.
SKODA MINOTTI & CO.

Cleveland, Ohio

June 20, 2019

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2018 AND 2017

	2018	2017
INVESTMENTS, AT FAIR VALUE
Non-interest-bearing cash	$21,479	$39,721
Registered investment companies	24,178,753	25,618,827
Farmers National Banc Corp. Common Stock	985,136	1,043,609

	25,185,368	26,702,157

FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT AT CONTRACT VALUE	1,272,846	1,550,101

RECEIVABLES
Notes receivable from participants	6,991	8,669
Employee contributions	—	54,661
Employer contributions	—	17,015

	6,991	80,345

	26,465,205	28,332,603

LIABILITY
Corrective distributions payable	—	(27,991)

NET ASSETS AVAILABLE FOR BENEFITS	$26,465,205	$28,304,612

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income
Net appreciation in fair value of investments	$—	$3,059,458
Interest and dividends	1,333,965	845,527

	1,333,965	3,904,985

Other income	299	281

Contributions
Participants’	1,767,152	1,617,060
Companies’	567,665	559,773
Rollovers	467,755	143,073

	2,802,572	2,319,906

Total additions	4,136,836	6,225,172

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Net depreciation in fair value of investments	3,142,796	—
Benefits paid to participants	2,796,802	1,799,630
Administrative expense	36,645	31,703

Total deductions	5,976,243	1,831,333

NET INCREASE (DECREASE)	(1,839,407)	4,393,839

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	28,304,612	23,910,773

END OF YEAR	$26,465,205	$28,304,612

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. The Plan covers eligible employees from Farmers National Bank of Canfield, Farmers Trust Company, Farmers National Insurance LLC and National Associates Inc. (collectively, the Companies). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan and receive employer matching and discretionary contributions when they are age 21 or older and have completed 90 days of service. Plan entry dates are January 1st, April 1st, July 1st and October 1st following the date of eligibility.

Contributions

A participant may contribute, through payroll reductions, from 1% to 100% of their compensation to the Plan on a pre-tax basis and/or Roth contributions, up to the maximum dollar amount allowed by law (plus catch-up contributions as defined by the Plan document). Participants may also make rollover contributions to the Plan from other qualified defined benefit or defined contribution plans.

The Plan permits matching contributions, discretionary contributions, qualified non-elective contributions (QNEC) and qualified matching contributions (QMAC) by the Companies. The Companies match 50% of the first 6% of compensation that the participant contributes to the Plan. The Companies do not match catch-up contributions. Employer matching contributions totaled $567,665 and $559,773 for the Plan years ended December 31, 2018 and 2017, respectively. During the years ended December 31, 2018 and 2017, the Companies did not make any discretionary contributions, QNEC, or QMAC.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Companies’ allocation of discretionary employer contributions, matching contributions, and any earnings thereon, and charged with an allocation of administrative expenses. Discretionary contributions are allocated as a percentage of compensation of eligible participants for the Plan year. Allocations of the earnings and expenses are based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (continued)

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Companies’ matching and discretionary contributions is based on years of continuous service according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Forfeitures

Forfeited nonvested accounts totaled $21,479 and $39,721 at December 31, 2018 and 2017, respectively. Forfeitures may be used to reduce the Companies’ matching contributions to the Plan, restore participants’ forfeitures, be added to the Companies’ matching contributions or used to offset Plan expenses as defined by the Plan document. During    and , forfeitures of $34,740 and $35,896, respectively, were used to reduce the Companies’ matching contributions, and no forfeitures were reallocated to participants in the Plan.

Investment Options

Upon enrollment in the Plan, participants may direct contributions to their accounts into various investment options offered by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or separation of service, a participant may elect to receive installment payments or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants may also elect to receive periodic payments through a life annuity equal to the value of the participant’s vested interest in his or her account. Upon proven financial hardship, participants may elect to receive a distribution equal to the value of their deferral contributions plus rollovers.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by EMJAY Corporation, the custodian of the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals, wrapper fees, and administrative expenses.

Investment Valuation and Income Recognition

Investments are reported at fair value, except for fully benefit-responsive investment contracts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on the investments purchased and sold, as well as held during the year.

The Plan’s registered investment companies and Farmers National Banc Corp. Common Stock (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value by $3,142,796 and appreciated in value by $3,059,458 during the years ended December 31, 2018 and 2017, respectively.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan allows administrative expenses to be paid either by the Plan or the Companies, at the discretion of the Companies. During the years ended, administrative expenses paid by the Plan were $36,645 and $31,703, respectively.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Plan evaluated subsequent events through the date of the Independent Auditor’s Report, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income of $299 and $281 for 2018 and 2017, respectively, has been recorded as other income in the accompanying Statements of Changes in Net Assets Available for Benefits.

3.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already recognized or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs used in valuation models (Level 3 measurements).

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (continued)

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets. Level 2 inputs include those other than quoted prices that are observable for the asset or liability. Level 2 inputs are derived principally from, or are corroborated by, observable market data by correlation or other means. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Non-interest-bearing cash – Valued at cost, which equals fair value.

Registered investment companies and common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of :

	Level 1	Total
Non-interest-bearing cash	$21,479	$21,479
Registered investment companies	24,178,753	24,178,753
Common stock	985,136	985,136

Total assets at fair value	$25,185,368	$25,185,368

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of :

	Level 1	Total
Non-interest-bearing cash	$39,721	$39,721
Registered investment companies	25,618,827	25,618,827
Common stock	1,043,609	1,043,609

Total assets at fair value	$26,702,157	$26,702,157

4.	GUARANTEED INVESTMENT CONTRACT

The Plan is invested in a Guaranteed Interest Fund (the Fund), a fully benefit-responsive investment contract through Great-West Life & Annuity Insurance Company. The Fund invests primarily in stable value products, such as traditional guaranteed investment funds (GIFs), separate account GIFs, and synthetic GIFs.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The contract held by the Plan is considered a traditional investment contract.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	GUARANTEED INVESTMENT CONTRACT (continued)

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contracts

3.	Plan termination or merger

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of plan sponsor or other plan sponsor events (for example, divestitures or spinoff of a subsidiary) that significantly affect the Plan’s normal operations.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer.

Certain events limit the ability of the Plan to transact at contract value, allow the issuer to terminate the contract, or require the Plan sponsor to settle at an amount different than the contract value. Such events include the following: (1) mergers, (2) mass layoffs, (3) Plan terminations, (4) implementation of early retirement incentive programs, or (5) other events within the control of the Fund or Plan sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the GICs. The Plan’s management has no knowledge that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Distributions to the Funds’ unit holders are declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

5.	TAX STATUS

The Companies adopted a Prototype Non-Standardized Profit Sharing Plan, which received a favorable opinion letter from the Internal Revenue Service (IRS) on March 31, 2014, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, however the Plan sponsor believes the Plan as currently designed, is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by Federated Investors, Inc. (Federated), and a guaranteed interest fund managed by Great-West Life & Annuity Insurance Company. Federated is related to the Record Keeper of the Plan, Great- West Financial, and is related to EMJAY Corporation, the custodian. Since these parties are related, these transactions are considered party-in-interest transactions.

During 2018, the Plan purchased 9,973 shares and sold 3,400 shares of Farmers National Banc Corp. Common Stock. The Plan holds 77,326 shares of Farmers National Banc Corp. Common Stock at December 31, 2018 with a cost basis of $752,232. During 2017, the Plan purchased 10,756 shares and sold 6,369 shares of Farmers National Banc Corp. Common Stock. The Plan held 70,753 shares of Farmers National Banc Corp. Common Stock at December 31, 2017 with a cost basis of $638,433. During the years ended, the Plan recorded dividend income on Farmers National Banc Corp. Common Stock of $22,422 and $15,899, respectively. During the years ended, the Plan recorded depreciation on Farmers National Banc Corp. Common Stock of $155,121 and appreciation of $43,800, respectively.

8.	CORRECTIVE DISTRIBUTIONS PAYABLE

In order to pass the 2017 Actual Deferral Percentage (ADP) Test, the Plan’s management elected to refund excess elective deferrals and earnings thereon to certain highly-compensated employees. The calculated amount for 2017 was $27,991 and was distributed by February 21, 2018. These amounts have been included as a corrective distributions payable in the accompanying Statement of Net Assets Available for Benefits at December 31, 2017.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b)	(c)		(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Current value
	Non-interest-bearing cash			$21,479

	Registered investment companies
	American Century Value R6	75,299	shares	551,190
	American Funds Amcap R6	104,962	shares	2,962,042
*	Federated Government Obligations Fund	1,130,770	shares	1,130,770
*	Federated High Yield Bond Fund	33,074	shares	302,954
*	Federated Total Return Bond R6	167,393	shares	1,747,582
*	Federated Ultrashort Bond Instl	23,004	shares	208,183
	Fidelity Advisor Real Estate Fund	10,943	shares	212,833
	Goldman Sachs Small/Mid Cap Growth Fund	46,952	shares	824,000
	JP Morgan Small Cap Core R5	5,109	shares	221,261
	Oppenheimer Developing Markets Fund	12,352	shares	471,465
	Oppenheimer International Growth I	41,803	shares	1,449,719
	Oppenheimer Main Street I	4,223	shares	165,163
	PIMCO Commodity Real Ret Strat Instl	20,253	shares	112,204
	T. Rowe Price Retirement 2010 Fund	2,174	shares	35,281
	T. Rowe Price Retirement 2015 Fund	14,958	shares	194,453
	T. Rowe Price Retirement 2020 Fund	61,073	shares	1,192,749
	T. Rowe Price Retirement 2025 Fund	30,446	shares	469,780
	T. Rowe Price Retirement 2030 Fund	85,463	shares	1,905,819
	T. Rowe Price Retirement 2035 Fund	34,974	shares	568,680
	T. Rowe Price Retirement 2040 Fund	11,032	shares	254,065
	T. Rowe Price Retirement 2045 Fund	26,691	shares	417,715
	T. Rowe Price Retirement 2050 Fund	6,285	shares	82,956
	T. Rowe Price Retirement 2055 Fund	22,874	shares	305,821
	Vanguard 500 Index Fund	19,700	shares	4,559,298
	Vanguard Mid Cap Index Fund	25,227	shares	951,298
	Vanguard Mid Cap Value Index Fund	15,404	shares	759,873
	Vanguard Small Cap Index Fund	33,564	shares	2,121,599

	Balance to next page			24,200,232

*	Parties-in-interest

See the Independent Auditors’ Report.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Balance from prior page		$ 24,200,232

*	Farmers National Banc Corp. Common Stock	77,326 shares	985,136

	Fully benefit-responsive investment contract
*	Guaranteed Interest Fund	N/A shares	1,272,846

*	Notes receivable from participants	Interest rates of 3.25% - 4.25% with various maturities through 2020	6,991

			$ 26,465,205

*	Parties-in-interest

See the Independent Auditors’ Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Farmers National Bank 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Farmers National Bank 401(k)

Retirement Savings Plan

/s/ Mark A. Nicastro
Mark A. Nicastro
Chief Human Resources Officer
Farmers National Banc Corp.
June 27, 2019